December 9, 2009

Kevin Tansley
Chief Financial Officer
Trinity Biotech Plc,
One Southern Cross,
IDA Business Park,
Bray,
Co Wicklow,
Ireland

Re: Trinity Biotech plc
   Form 20-F for the Year Ended December 31, 2008
   Filed April 7, 2009
   File No. 000-22320

Dear Mr. Tansley:

   We have reviewed your November 12, 2009 response to our September 9, 2009 comment letter and have the following additional comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that you will include the substance of your responses to our prior comments 1, 2, 3 and 4 in your Form 20-F for the fiscal year ended December 31, 2009.

Material Contracts, page 49

2. We note your response to our prior comment 5 and we reissue the comment. Please provide draft disclosure to be included in your Form 20-F for the fiscal year ended December 31, 2009 which includes a summary of the terms and conditions of the two material contracts referenced in your response. Your disclosure should discuss each party's rights and obligations under the agreements and the term and termination provisions, in addition to any other terms material to an investor's understanding of the arrangements.

Item 19. Exhibits, page 134

3. We note your response to our prior comment 7 and advise you that your exhibit index should also include the service agreements discussed in response to our prior comment 3, unless such agreements are not required to be filed by your home country or are not otherwise publicly disclosed, and the two material contracts discussed in response to our prior comment 5. Also, please file copies of these agreements to the extent you have not already done so.

*   *   *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Laura Crotty, Staff Attorney, at (202) 551-3575, Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 or myself at (202) 551-3715 if you have questions regarding the processing of your response as well as any questions regarding comments and related matters.

Sincerely,

Jeffrey P. Riedler
Assistant Director